Exhibit 99.1

China Customer Relations Centers, Inc. Announces Unaudited Financial Results for the First Half of 2019

TAI’AN, China, Nov. 22, 2019 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (“CCRC” or the “Company”), a leading call center business process outsourcing (“BPO”) service provider in China, today announced its financial results for the six months ended June 30, 2019.

First Half of 2019 Highlights (all comparisons to prior year unless noted)

●	Revenues increased by 11.0% to $73.3 million driven by continued expansion of business.
●	Gross profit decreased by 7.8% to $18.7 million. Gross margin decreased by 5.1 percentage points to 25.5%.
●	Operating income decreased by 57.2% to $5.3 million. Operating margin was 7.3%, compared to 18.8% for the same period of the prior year.
●	Net income attributable to common shareholders decreased by 54.7% to $5.0 million.
●	EPS attributable to common shareholders was $0.27, versus $0.60 for the same period of the prior year.
●	As of June 30, 2019, the Company had service capacity of 21,216 seats, compared to 18,384 seats at the end of 2018.

First Half of 2019 Unaudited Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2019	2018	% Change
Revenues	$73.3	$66.0	11.0%
Gross profit	$18.7	$20.2	-7.8%
Gross margin	25.5%	30.6%	-5.1	pp
Operating income	$5.3	$12.4	-57.2%
Operating margin	7.3%	18.8%	-11.5	pp
Net income attributable to CCRC	$5.0	$11.0	-54.7%
EPS - basic and diluted	$0.27	$0.60	-54.7%

Revenues

For the six months ended June 30, 2019, revenues increased by $7.2 million, or 11.0%, to $73.3 million from $66.0 million for the same period of the prior year. We continued to see strong demand for our business from existing BPO clients as well as new clients during the six months ended June 30, 2019. As of June 30, 2019, The Company had 33 call center locations in 16 provinces, autonomous regions and municipalities in China, including Shandong, Jiangsu, Anhui, Hebei, Xinjiang, Guangxi, Jiangxi, Chongqing, Beijing, Henan, Shanghai, Sichuan, Yunnan, Guangdong, Heilongjiang and Hubei with a capacity approximately of 21,216 seats which increased by 15.4% from 18,384 seats at the end of 2018.

Cost of revenues

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $8.8 million, or 19.3%, to $54.6 million for the six months ended June 30, 2019 from $45.8 million for the same period of the prior year. As a percentage of revenues, cost of revenues was 74.5% for the six months ended June 30, 2019, compared to 69.4% for the same period of the prior year.

Gross profit and gross margin

Gross profit decreased by $1.6 million, or 7.8%, to $18.7 million for the six months ended June 30, 2019 from $20.2 million for the same period of the prior year. Gross margin decreased by 5.1 percentage points to 25.5% for the six months ended June 30, 2019 from 30.6% for the same period of the prior year.

Selling, general and administrative expense

Selling, general and administrative (“SG&A”) expenses increased by $5.5 million, or 71.2%, to $13.3 million for the six months ended June 30, 2019 from $7.8 million for the same period of the prior year. The increase in SG&A expenses was primarily related to higher payroll expenses as a result of increased headcount, as well as increased marketing and R&D expenses. As a percentage of revenues, SG&A expenses increased from 11.8% for the six months ended June 30, 2018 to 18.2% for the six months ended June 30, 2019.

Operating income and operating margin

Income from operations decreased by $7.1 million, or 57.2%, to $5.3 million for the six months ended June 30, 2019 from $12.4 million for the same period of the prior year. The decrease in operating income was mainly due to a significant increase in SG&A expenses. Operating margin was 7.3% for the six months ended June 30, 2019, compared to 18.8% for the same period of the prior year.

Other income

We received government grants, which are discretionary and unpredictable in nature, of $0.6 million during the six months ended June 30, 2019, in line with the amount received during the same period of the prior year. Government grants as a percentage of net income were 11.0% for the six months ended June 30, 2019, compared to 5.2% for the same period of the prior year. Total other income, net of other expenses, increased by $0.2 million, or 35.0%, to $0.7 million for the six months ended June 30, 2019 from $0.5 million for the same period of the prior year.

Income before provision for income taxes

Income before provision for income taxes decreased by $6.9 million, or 53.5%, to $6.0 million for the six months ended June 30, 2019 from $13.0 million for the same period of the prior year. The decrease in income before provision for income taxes was mainly due to the increase in SG&A expenses and the decrease of gross profit.

Income taxes

Provision for income taxes was $1.0 million for the six months ended June 30, 2019, compared to $1.9 million for the same period of the prior year.

Net income and earnings per share

Net income decreased by $6.0 million, or 54.4%, to $5.1 million for the six months ended June 30, 2019 from $11.1 million for the same period of the prior year. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $5.0 million, or $0.27 per basic and diluted share, for the six months ended June 30, 2019, compared to $11.0 million, or $0.60 per basic and diluted share, for the same period of the prior year.

Financial Conditions

As of June 30, 2019, the Company had cash of $21.8 million, compared to $24.4 million at December 31, 2018. Total working capital was $43.8 million as of June 30, 2019, compared to $41.1 million at the end of 2018.

Net cash used in operating activities was $1.3 million for the six months ended June 30, 2019, compared to $0.1 million for the same period of the prior year. Net cash used in investing activities was $1.3 million for the six months ended June 30, 2019, compared to $1.6 million for the same period of the prior year. Net cash provided by financing activities was $31,215 for the six months ended June 30, 2019, compared to $3.9 million for the same period of the prior year.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a leading BPO service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

●	customer relationship management;
●	technical support;
●	sales;
●	customer retention;
●	marketing surveys; and
●	research.

The Company’s service is currently delivered from call centers located in Provinces of Shandong, Jiangsu, Henan, Guangdong, Yunnan, Hubei, Jiangxi, Hebei, Anhui, Sichuan, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, and Chongqing City, with a capacity of approximately 21,216 seats. More information about the Company can be found at: www.ccrc.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its: 1) anticipated increase in SG&A costs; and 2) continued growth and business outlook, are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
Cash and cash equivalents	$21,752,754	$24,419,912
Accounts receivable, net	35,526,298	30,050,506
Prepayments	2,223,098	1,689,835
Prepayment, related party	93,524	91,618
Due from related parties, net	156,612	199,994
Income taxes recoverable	323,421	527,995
Other current assets	2,058,991	1,959,923
Total current assets	62,134,698	58,939,783
Equity investments	3,497,145	3,491,653
Property and equipment, net	8,100,759	8,290,460
Deferred tax assets	486,774	486,009
Operating lease right-of-use assets (1)	6,048,124	-
Operating lease right-of-use assets - related party (1)	246,424	-
Total non-current assets	18,379,226	12,268,122
Total assets	$80,513,924	$71,207,905

LIABILITIES AND EQUITY
Accounts payable	$454,489	$610,724
Accounts payable - related parties	107,787	162,112
Accrued liabilities and other payables	3,498,630	5,673,159
Deferred revenue	248,642	361,636
Wages payable	7,500,248	7,082,138
Income taxes payable	308,838	364,157
Operating lease liabilities, current (1)	2,371,341	-
Operating lease liabilities - related party, current (1)	162,134	-
Short term loan	3,641,342	3,635,623
Total current liabilities	18,293,451	17,889,549
Operating lease liabilities, non-current (1)	3,762,816	-
Operating lease liabilities - related party, non-current (1)	84,290	-
Total non-current liabilities	3,847,106	-
Total liabilities	22,140,557	17,889,549

Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of June 30, 2019 and December 31, 2018	18,330	18,330
Additional paid-in capital	15,074,267	11,202,396
Retained earnings	40,384,829	40,065,822
Statutory reserves	4,714,362	3,916,149
Accumulated other comprehensive loss	(2,599,026)	(2,592,289)
Total China Customer Relations Centers, Inc. shareholders’ equity	57,592,762	52,610,408
Noncontrolling interest	780,605	707,948
Total equity	58,373,367	53,318,356
Total liabilities and equity	$80,513,924	$71,207,905

(1)	On January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)”, using the optional transition method where no adjustments are made to the comparative periods. Adoption of the standard resulted in the recognition of operating lease right-of-use assets and operating lease liabilities for lease contracts having terms beyond 12 months period on the consolidated balance sheet as of January 1, 2019.

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30,
	2019	2018

Revenues, net	$73,274,748	$66,036,657
Cost of revenues	54,623,472	45,803,839
Gross profit	18,651,276	20,232,818
Operating expenses:
Selling, general & administrative expenses	13,329,194	7,787,102
Total operating expenses	13,329,194	7,787,102
Income from operations	5,322,082	12,445,716
Interest expense	(30,475)	(120,659)
Government grants	555,229	572,245
Other income	201,945	80,470
Other expense	(20,722)	(9,270)
Total other income	705,977	522,786
Income before provision for income taxes	6,028,059	12,968,502
Income tax provision	961,021	1,863,761
Net income	5,067,038	11,104,741
Less: net income attributable to noncontrolling interest	77,947	96,893
Net income attributable to China Customer Relations Centers, Inc.	$4,989,091	$11,007,848

Comprehensive income
Net income	$5,067,038	$11,104,741
Other comprehensive income (loss)
Foreign currency translation adjustment	(6,737)	(1,097,615)
Total Comprehensive income	5,060,301	10,007,126
Less: Comprehensive income attributable to noncontrolling interest	140,467	74,487
Comprehensive income attributable to China Customer Relations Centers, Inc.	$4,919,834	$9,932,639

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$0.27	$0.60
Diluted	$0.27	$0.60
Weighted average common shares outstanding
Basic	18,329,600	18,329,600
Diluted	18,329,600	18,329,600

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended June 30,
	2019	2018
	$	$
Cash flows from operating activities
Net income	5,067,038	11,104,741
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,845,134	1,219,183
Loss on disposal of property and equipment	68,475	3,366
Deferred income taxes	-	(128,150)
Changes in assets and liabilities:
Accounts receivable, net	(5,493,897)	(9,911,512)
Due from related parties, net	-	(94,772)
Prepayments	(917,156)	(1,178,806)
Prepayment, related party	(1,783)	-
Operating lease liabilities	(843,053)	-
Other current assets	(97,228)	(377,832)
Accounts payable	(130,978)	624,601
Accounts payable - related parties	(55,237)	(6,414)
Wages payable	412,029	398,411
Income taxes recoverable	207,879	-
Income taxes payable	(56,564)	322,647
Deferred revenue	(114,931)	(186,486)
Accrued liabilities and other payables	(2,226,854)	(1,896,512)
Net cash used in operating activities	(1,337,126)	(107,535)
Cash flows from investing activities
Purchase of property and equipment	(1,371,577)	(1,720,478)
Proceeds from sale of property and equipment	28,210	71
Repayment from related parties	44,222	117,802
Net cash used in investing activities	(1,299,145)	(1,602,605)
Cash flows from financing activities
Borrowings from short term loans	3,725,560	3,891,596
Repayment of short term loans	(3,694,345)	-
Net cash provided by financing activities	31,215	3,891,596
Effect of exchange rate changes on cash and cash equivalents	(62,102)	(358,552)
Net change in cash and cash equivalents	(2,667,158)	1,822,904
Cash and cash equivalents, beginning of the period	24,419,912	18,628,365
Cash and cash equivalents, end of the period	21,752,754	20,451,269
Supplemental cash flow information
Interest paid	82,531	120,659
Income taxes paid	1,139,416	1,647,613
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	-	176,730
Liabilities assumed in connection with purchase of property and equipment	17,792	49,318